Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Quarter ended
(dollar amounts in millions)	March 31, 2015	Dec. 31, 2014	March 31, 2014
Earnings
Income before income taxes	$1,149	$164	$926
Net (income) attributable to noncontrolling interests	(90)	(24)	(20)
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	1,059	140	906
Fixed charges, excluding interest on deposits	92	103	88
Income before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation	1,151	243	994
Interest on deposits	15	13	22
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$1,166	$256	$1,016
Fixed charges
Interest expense, excluding interest on deposits	$64	$77	$62
One-third net rental expense (a)	28	26	26
Total fixed charges, excluding interest on deposits	92	103	88
Interest on deposits	15	13	22
Total fixed charges, including interests on deposits	$107	$116	$110
Preferred stock dividends	$13	$24	$13

Total fixed charges and preferred stock dividends, excluding interest on deposits	$105	$127	$101
Total fixed charges and preferred stock dividends, including interest on deposits	$120	$140	$123

Earnings to fixed charges ratios
Excluding interest on deposits	12.51	2.36	11.30
Including interest on deposits	10.90	2.21	9.24

Earnings to fixed charges and preferred stock dividends ratios
Excluding interest on deposits	10.96	1.91	9.84
Including interest on deposits	9.72	1.83	8.26

(a)	The proportion deemed representative of the interest factor.